October 5, 2006

Mr. Jeffrey Gordon
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

            Re:      Form 8-K Item 4.01 filed September 20, 2006
                        File #1-32658

Dear Mr. Gordon:

We represent Maneki Mining, Inc. (“Maneki” or the “Company”).  We are in receipt of your letter dated September 21, 2006 regarding the above referenced filing and the following are our responses to same:
  Please amend your Form 8-K to revise your disclosure to state the reports, instead of report, of your former accountant on your financial statements for the years ended March 31, 2006 and 2005 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle except that such reports were modified to include an explanatory paragraph with respect to your ability to continue as a going concern.
Answer:	The Form 8-K has been amended to disclose the reports, instead of report, of the former accountant on your financial statements for the years ended March 31, 2006 and 2005 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle except that such reports were modified to include an explanatory paragraph with respect to your ability to continue as a going concern.
  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
Answer:	An updated Exhibit 16 letter has been filed stating that the accountant agrees with the statement made in the revised Form 8-K.
  Given your disclosure that you intend to operate your business through your wholly owned subsidiary Red Rock, which is engaged in the finance, production, distribution and marketing of filmed entertainment products, and the recent relocation of your principal executive offices to California, it is unclear why you have engaged an accountant based in Ontario, Canada.  Please clarify where your assets and operations are or will be located.  If your assets and operations are or will be primarily located in the United States of America, please tell us how you concluded that it is appropriate to engage an auditor licensed outside of the United States.  In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.

Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporate Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.  Please tell us whether your management and accounting records are located in the United States or Canada as well where the majority of the audit work is conducted and why.

Answer:	To best clarify our decision to engage an auditor in Ontario, Canada, we refer to the factors that are likely to be significant as exhibited in “Section 5.K of "International Reporting and Disclosure”
  The Company does not currently have any substantial assets, revenues, and operations, however in the future these items will primarily be located in the US.

  The majority of the registrant’s assets, revenues, and operations will not be located in the country where the auditor resides, however, this is a not considered a significant factor as the Company will not have substantial physical assets that will require observation by the auditor, i.e., no inventory, limited fixed assets, etc.

  The Company is in its development stage and is currently developing its policies and procedures.  It is the current intention to have the management and accounting records located in the country where the auditor resides being Ontario, Canada.

  All of the audit work for the period ended August 31, 2006 was conducted in Ontario, Canada.  It is the intention to have the majority of the audit work to be conducted in Ontario, Canada in future years.
  In addition, the audit firm Walker & Co. CA PC (“Walker”) is not recognized by the staff of the SEC.  Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings.  The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements.  You may refer to the International Reporting and Disclosure Issues Outline available on our website:  http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.  We may be unable to complete our review and accept any report of Walker until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant (202-551-5300) and request the information to begin this process.  Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review.  Please advise us of Walker’s plans to complete this process.

Answer:	The auditor is currently completing the requests of the Office of the Chief Accountant. The Office of the Chief Accountant has indicated they will be contacting you shortly to confirm this and to update you on the status.

Please note that the Company is also aware that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___/s/ GREGG E. JACLIN______
          GREGG E. JACLIN